FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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 1. Name and Address of Reporting Person *

     Ryan             Shirley                W.

(Last)            (First)              (Middle)

c/o Aon Corporate Law Department, 8th Floor, 200 East Randolph Drive

(Street)

Chicago       Illinois           60601

(City)       (State)          (Zip)

2. Issuer Name and Ticker or Trading Symbol Aon Corporation (AOC) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) April 21, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

      10% Owner

      Officer (give title below)

 X Other (specify below)

Spouse of Director and Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 X Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/27/03		G(1)	V	520,000	D
Common Stock	3/27/03		G(2)	V	45,000	A
Common Stock	4/17/03		G(1)	V	611,742	D
Common Stock	4/17/03		J(3)		1,992,094	A	$22.19
Common Stock	4/21/03		G(4)	V	1,992,094	D		9,951,953	D
								583,942	I	Trustee for Sons

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses: Please see page 3 for explanation of responses.

/s/ Shirley W. Ryan ** Signature of Reporting Person	April 21, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

Name and Address of Reporting Person:

Shirley W. Ryan

c/o Aon Corporate Law Department

200 East Randolph Drive, 8th Floor

Chicago, IL 60601

Issuer Name and Ticker or Trading Symbol:

Aon Corporation (AOC)

Statement for Month/Day/Year:

April 21, 2003

Explanation of Responses:

(1)                                  Gift by the living trust of the reporting person to the living trust of Patrick G. Ryan, the reporting person's spouse. The shares reported as disposed of and the shares reported as beneficially owned by the reporting person are also reported by Mr. Ryan as disposed of indirectly and acquired directly by him.

(2)                                  Gift by the living trust of Patrick G. Ryan, the reporting person's spouse, to the living trust of the reporting person. The shares reported as acquired and the shares reported as beneficially owned by the reporting person are also reported by Mr. Ryan as acquired indirectly and disposed of directly by him.

(3)                                  Transfer by the living trust of the reporting person's spouse to a grantor retained annuity trust ("GRAT") of which the reporting person is trustee and the reporting person's spouse is the grantor and beneficiary. The transfer was made in partial repayment of a note of the living trust of the reporting person's spouse payable to the GRAT. The shares reported as acquired and the shares reported as beneficially owned by the reporting person are also reported by Mr. Ryan as disposed of directly and acquired indirectly by him.

(4)                                  Distribution by GRAT to a trust of which the reporting person's spouse is the grantor and beneficiary. The distribution was made upon the termination of the GRAT pursuant to its terms. The shares reported as disposed of and beneficially owned by the reporting person are also reported by Mr. Ryan as disposed of and beneficially owned indirectly by him.